UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒ Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

FOR THE YEAR ENDED DECEMBER 31, 2005
OR

☐ Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from . . . . to . . . .

Commission file number 1-7627

FRONTIER RETIREMENT SAVINGS PLAN
(Full title of the plan)

FRONTIER OIL CORPORATION
(Name of issuer of the securities)

10000 Memorial Drive, Suite 600
Houston, Texas 77024-3411
(Address of issuer’s principal executive offices)

FRONTIER RETIREMENT SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K
FOR THE YEAR ENDED DECEMBER 31, 2005

INDEX

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Plan Benefits As of December 31, 2005 and 2004

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2005

Notes to Financial Statements

Supplemental Schedules*:
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held
at End of Year) As of December 31, 2005 9

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
The Frontier Retirement Savings Plan
Denver, Colorado

We have audited the accompanying statements of net assets available for benefits of Frontier Retirement Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Denver, Colorado
June 23, 2006

FRONTIER RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
As of December 31, 2005 and 2004

	2005	2004
ASSETS
Investments at Fair Value (Note 2):
Cash and Cash Equivalents - Interest Bearing	$307,985	$-
Mutual Funds	63,011,242	51,039,188
Frontier Oil Corporation Common Stock	7,074,792	2,487,235
Common/Collective Trust Fund	5,815,616	5,469,665
Participant Loans	1,998,311	1,580,122
	78,207,946	60,576,210

Receivables:
Employer Contributions	1,110,932	1,109,730
Employee Contributions	133,843	-
Accrued Income	197,968	-
	1,442,743	1,109,730

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$79,650,689	$61,685,940

The accompanying notes are an integral part of these statements.

FRONTIER RETIREMENT SAVINGS PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS For the Year Ended December 31, 2005

Contributions:
Employer	$5,041,452
Participant	4,690,075
Rollovers	185,730
Transfers from Frontier Refining & Marketing Inc. and Subsidiaries
Collectively Bargained Employees Retirement Savings Plan	98,742

Total Contributions	10,015,999

Investment Income:
Dividends and Interest Income	2,877,317
Participant Loan Interest	89,105
Net Appreciation in Fair Value of Investments (Note 2)	7,121,091

Net Investment Income	10,087,513

Deductions:
Benefits Paid to Participants	(2,124,612)
Investment Management and Loan Fees	(14,151)

Total Deductions	(2,138,763)

Increase in Net Assets	17,964,749

Net Assets Available for Plan Benefits:
Beginning of Year	61,685,940
End of Year	$79,650,689

The accompanying notes are an integral part of these statements.

FRONTIER RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

1. SUMMARY OF PLAN AND SIGNIFICANT ACCOUNTING POLICIES

The following summary of the Frontier Retirement Savings Plan (the “Plan”) provides only general information. The Plan generally covers employees of Frontier Oil Corporation, Frontier Refining & Marketing Inc. and Subsidiaries and other affiliates as applicable (collectively, the “Company”). Participants should refer to the Plan document, available upon request from the Company’s Human Resources Department, for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering any person who is employed by the Company, has completed six months of service, is age 21 or older, is not a non-resident alien or “leased” employee and who is not an employee at the Company’s Cheyenne, Wyoming refinery covered by a collective bargaining agreement between employee representatives and the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Plan benefits are not guaranteed by the Pension Benefit Guaranty Corporation. Any eligible employee will be considered a “Participant” in the Plan.

All of the Plan’s assets are held by a trustee-administered trust fund (the “Trust”). The trustee for the Plan is Fidelity Management Trust Company (the “Trustee”). A committee appointed by the Company’s Board of Directors (the “Board”) administers the Plan.

Basis of Accounting and Use of Estimates

The financial statements of the Plan are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Risks and Uncertainties

The Plan provides for various investment options in mutual fund and common/collective trusts. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investment instruments with original maturities, when purchased, of three months or less.

Investment Valuation and Income Recognition

Investments, except for investments in the Fidelity Managed Income Portfolio Fund, and Participant Loans, are stated at fair values. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The Fidelity Managed Income Portfolio Fund is a common/collective trust fund that invests in guaranteed investment contracts, bank investment contracts and synthetic guaranteed investment contracts. These contracts are carried in the common/collective trust fund’s audited financial statements at estimated fair value as determined by the Trustee based on the underlying investments, which approximates fair value. The Plan’s investment in the Trust is valued daily at the Plan’s proportionate interest in the fund as of the financial statement date. The average yield for the year ended December 31, 2005 was 3.80% and the crediting interest rate as of December 31, 2005 and 2004 was 3.65% and 3.80%, respectively. Participant Loans are valued at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded when earned and dividends recorded on the ex-dividend date.

Administrative Expenses

Subject to such limitations as may be imposed by ERISA or other applicable law, all costs and expenses incurred in connection with the general administration of the Plan and the Trust shall be covered by the Company unless paid by the Trust.

Contributions

Each year, the Company’s Board may determine a contribution (“Profit-Sharing Contribution”) to be made on behalf of each Plan Participant who meets the eligibility requirements. Such contribution, if made, shall be equal to such percentage of the Participant’s compensation (as defined in the Plan document) as the Board may determine.

For eligible employees at locations other than El Dorado, Kansas, a percentage contribution of 3% was made for Participants’ compensation up to the applicable Social Security taxable wage base for the year ended December 31, 2005. For Participants’ compensation in excess of the applicable Social Security taxable wage base, the Company made a contribution of 6% for the year ended December 31, 2005.

For eligible employees at the El Dorado, Kansas, refinery the Company made percentage contributions for the year ended December 31, 2005 based on years of vesting service as follows:

Less than 9 years	Participants’ compensation up to the Social Security taxable wage base - 3%.
Participants’ compensation in excess of the Social Security taxable wage base - 6%.

9 years but less than 15	Participants’ compensation up to the Social Security taxable wage base - 5%.
Participants’ compensation in excess of the Social Security taxable wage base - 6%.

15 years but less than 20	6% of Participants’ compensation.

20 years or more	8% of Participants’ compensation.

A Participant is eligible to receive a quarterly Profit-Sharing Contribution, currently funded after the end of the said quarter, if the Participant is an eligible employee at the end of the said quarter.

Participants may now elect to contribute (“Employee Contributions”) from 1% to 60% of their compensation as a before-tax contribution to the Plan, subject to Internal Revenue Service limits. Participants who are age 50 or older can contribute additional amounts to the Plan each year ($4,000 in 2005) as allowed per the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”).

In addition, the Company may, at the discretion of the Board, make a matching cash contribution (“Matching Contribution”) on behalf of each Participant. This Matching Contribution, if any, shall be equal to the amounts contributed by Participants not to exceed a percentage determined by the Board. During 2005 and 2004, Matching Contributions up to 6% of Participants’ compensation were made. Matching Contributions are funded quarterly and a Participant is eligible to receive the Matching Contributions for a quarter if the Participant is an eligible employee at the end of the said quarter.

Total annual additions for the combined Participant and employer contributions under the Plan and all other plans sponsored by the Company are limited to the lesser of 100% of eligible compensation or $40,000.

Participant Accounts

A separate account (“Account”) is maintained for each Participant and is credited for the contributions made by and on behalf of each Participant. Each Participant has an undivided proportionate interest in the Trust that is measured by the proportion that the market value of their Account bears to the total market value of all Accounts as of the date that such interest is being determined. As of each Valuation Date, as defined in the Plan, the net earnings and gains or losses of each Investment Fund are allocated to each Participant’s Account in the same proportion that the market value of their Account in such Investment Fund bears to the total market value of all Participants’ Accounts in such Investment Fund.

Vesting

Participants are immediately fully vested in all amounts contributed to the Plan.

Payment of Benefits

Upon a Participant’s retirement, death, disability, or termination of employment, the Participant’s Account will be available for distribution as soon as reasonably practical following the termination date. In addition, hardship distributions are permitted if certain criteria are met. The Plan provides that participants may receive in-service distributions of any or all of their account as of the date they attain age 59½. Any amounts subsequently credited to their Account shall be available after each such contribution. Benefits are recorded when paid.

Participant Loans

Subject to certain limitations, each Participant may borrow amounts from their Account as defined in the Plan. The terms of such loans are determined by the guidelines defined in the Plan, and are in conformance with Internal Revenue Service guidelines. The maximum amount available for borrowing is 50% of the Participant’s account balance, not to exceed $50,000. The loans are secured by the balance in the Participants account and bear interest at rates commensurate with the local prevailing rates. Principal and interest is paid ratably through payroll deductions.

Participant Transfers

If a participant in the Frontier Refining & Marketing Inc. and Subsidiaries Collectively Bargained Employees Retirement Savings Plan (“Collectively Bargained Plan”) employee status changes such that they become a participant in the Plan, their Account balance is transferred from the Collectively Bargained Plan into the Plan. The Collectively Bargained Plan is a defined contribution plan covering any person who is employed by the Company, has completed six months of service, is age 21 or older, and who is covered by a collective bargaining agreement at the Company’s Cheyenne, Wyoming refinery between employee representatives and the Company if the agreement provides for participation in a retirement plan. During the year ended December 31, 2005 participant transfers totaling $98,742 were made into the Plan from the Collectively Bargained Plan.

2. INVESTMENTS

The Plan administrator establishes the available investment alternatives administered under the Trust. Each Plan Participant directs the investment of all contributions (both Employer and Participant contributions) to the Participant’s Account in increments of 10% in any one or more of the available investment alternatives. As of December 31, 2005, there are twenty-six investment alternatives from which the Participant may choose, including a common/collective trust fund, mutual funds and Frontier Oil Corporation common stock.

The Frontier Oil Corporation common stock investment alternative is a unitized employer stock fund. A unitized employer stock fund allows participants the benefits of being invested in their company's stock while allowing for daily trading, similar to a mutual fund. The fund is comprised of the underlying company stock and a short-term cash component. The percentage of the fund that is invested in cash is based on plan sponsor direction. The short-term cash component provides liquidity for daily trading.

The fair value of individual investments that represent 5% or more of the Plan’s total net assets available for plan benefits as of December 31, 2005 and 2004 are as follows:

	2005		2004
	Shares or Units	Amount	Shares or Units	Amount
Fidelity Managed Income Portfolio Fund	5,815,616	$5,815,616	5,469,665	$5,469,665
Fidelity Aggressive Growth Fund	414,438	7,376,989	488,163	8,103,499
Fidelity Independence Fund	308,817	6,068,260	338,693	6,038,902
Fidelity Low-Priced Stock Fund	202,688	8,277,774	176,269	7,094,810
Fidelity Contrafund	131,885	8,540,881	102,684	5,826,311
Fidelity Puritan Fund	281,056	5,264,186	250,054	4,738,530
Fidelity Growth & Income Fund	142,922	4,916,511	117,259	4,480,448
Fidelity Spartan U.S. Equity Index Fund	92,160	4,069,800	80,217	3,438,092
Fidelity Diversified International Fund	154,417	5,024,740	120,567	3,453,035
Fidelity Value Fund*	54,723	4,152,347	35,631	2,540,150
Frontier Oil Corporation Stock (unitized fund)*	118,879	7,074,792	109,233	2,487,235

* These funds did not exceed 5% or more of the Plan’s total net assets as of December 31, 2004,
2004 amounts are reflected for comparative purposes to 2005 only.

During the year ended December 31, 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2005
Mutual funds	$2,420,965
Frontier Oil Corporation Common Stock (unitized fund)	4,700,126
Net appreciation of investments	$7,121,091

3. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 13, 2004, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code (“IRC”). The Company and Plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan and related trust are tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4. PLAN TERMINATION

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and a common/collective trust fund managed by Fidelity Management Trust Company, the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Other Plan investments are shares of Frontier Oil Corporation Common Stock, which also qualify as party-in-interest transactions. As of December 31, 2005and 2004 the Plan held 118,879 and 109,233 units, respectively, of the Frontier Oil Corporation Common Stock Unitized Fund, with a cost basis of $3,052,822 and $1,546,400, respectively.

FRONTIER RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT
END OF YEAR)
As of December 31, 2005

Identity of Issuer	Description of Investments	Shares or Units	Fair Value

Fidelity Investments	Cash and Cash Equivalents - Interest Bearing	-	$ 307,985
	Common/Collective Trust Fund:
	*Fidelity Managed Income Portfolio	5,815,616	5,815,616
	Mutual Funds:
	*Fidelity Aggressive Growth Fund	414,438	7,376,989
	*Fidelity Low-Priced Stock Fund	202,688	8,277,774
	*Fidelity Independence Fund	308,817	6,068,260
	*Fidelity Contrafund	131,885	8,540,881
	*Fidelity Puritan Fund	281,056	5,264,186
	*Fidelity Growth & Income Fund	142,922	4,916,511
	*Fidelity Diversified International Fund	154,417	5,024,740
	*Fidelity Spartan US Equity Index Fund	92,160	4,069,800
	*Fidelity Value Fund	54,723	4,152,347
	*Fidelity Intermediate Bond Fund	196,074	2,017,598
	*Fidelity Capital Appreciation Fund	72,321	1,815,245
	*Fidelity Mid-Cap Stock Fund	60,229	1,600,286
	*Fidelity Freedom 2020 Fund	45,735	672,764
	*Fidelity Freedom 2010 Fund	26,905	378,008
	*Fidelity Freedom 2015 Fund	29,790	344,079
	*Fidelity Freedom 2025 Fund	7,815	93,466
	*Fidelity Freedom 2030 Fund	4,844	72,752
	*Fidelity Freedom 2000 Fund	3,502	42,758
	*Fidelity Freedom 2040 Fund	4,532	40,017
	*Fidelity Freedom Income Fund	1,914	21,767
	*Fidelity Freedom 2035 Fund	1,128	13,792
	*Fidelity Freedom 2005 Fund	393	4,371
Royce Investments	Royce Low-Priced Stock Fund	20,664	320,908
Allianz Investments	Allianz NFJ Small-Cap Value Fund	65,074	1,881,943

Frontier Oil Corporation	*Frontier Oil Corporation Stock
	Unitized Fund	118,879	7,074,792

*Plan Participants	Participant Loans, maturing between January 10, 2006
	and June 29, 2015, 5.00% to 10.50% interest		1,998,311

	Total Investments		$ 78,207,946

*Represents a party-in-interest (Note 5).

EXHIBIT INDEX

Exhibit
Number     Description

23   Consent of Deloitte & Touche LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Frontier Oil Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTIER RETIREMENT SAVINGS PLAN

By:	/s/ Nancy J. Zupan
Nancy J. Zupan
Vice President - Controller (principal accounting officer)

Date: June 28, 2006